Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Karl Otto Tveter

Karl Otto Tveter, SVP Legal Affairs in Orkla ASA, has on 1 December 2008 bought 10 000 shares in Orkla ASA at a price of NOK 38.50 per share.

After this transaction, Karl Otto Tveter and his close associates own 31 185 shares and 80 000 options in Orkla ASA.

Orkla ASA
Oslo, 1 December 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4411

Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – options

On 3 December 2008, primary insider Erik Barkald (SVP Corporate Development in Orkla ASA) exercised 16 670 options in Orkla-shares at a strike price of NOK 27.20 per share and at the same time sold 8 000 shares in the market at an average price of NOK 39.13. After this transaction Barkald's holdings in Orkla ASA are 15 215 shares and 50 000 options.

In addition, on 3 December 2008, 55 000 synthetic options were exercised at a strike price of NOK 20.51 per share.

A total of 10 720 500 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 621 500 synthetic options of the cash bonus programme.

Orkla holds 14 115 720 treasury shares.

Orkla ASA,
Oslo, 4 December 2008

Contact:
Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

END